Mail Stop 4561

January 30, 2008

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **RE:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
>
> **File No. 1-5805**

Dear Mr. Cavanagh:

    We have reviewed your supplemental response letter dated January 3, 2008 and
have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13- Allowance for Loan Losses, page 113

1.   We have reviewed your response to prior comment one from our letter dated
      October 19, 2007. We may have further comments on your response pending
      further discussion.

Note 28 – Accounting for Derivative and Hedging Activities, page 131

2.   We have reviewed your response to prior comment four from our letter dated October 19, 2007. Please provide us with the following additional information related to the periods that the shortcut method was used for these types of hedges:

   - Tell us whether the hedge documentation of the hedging unit assesses whether the criteria of paragraph 68 of SFAS 133 are met with respect to the internal or external derivative; and

   - Tell us whether the hedging unit calculates interest expense using the rate on the internal or external swap when using the shortcut method. Refer to paragraph 119 of SFAS 133.

3.   We have reviewed your response to prior comment five from our letter dated October 19, 2007. Please provide us with the following additional information:

   - You state that you have the right to sell and transfer the gold without any restriction or permission from depositors. Tell us how you account for gold transactions when you sell the gold to other parties;

   - In accordance with your stated business purpose for entering into these transactions, tell us whether you ever lend gold to others and describe the related accounting; and

   - Describe your short positions and the related accounting.

4.   We have reviewed your response to prior comment seven from our letter dated October 19, 2007. Please provide us with sample documentation for your MMDA accounts that documents that the account's interest rate is explicitly based on LIBOR.

5.   We have reviewed your response to prior comment eight from our letter dated October 19, 2007. Please provide us with the following additional information:

   - On page 131 of your 2006 Form 10-K, you disclose that you recognize all amounts associated with the application of hedge accounting that affect earnings consistent with the classification of the hedged item, which is primarily net interest income. Please tell us how your yield tables are impacted (i.e. how allocated among different asset/liability categories presented); and

- If various product classes are being hedged by one derivative, tell us how you identify forecasted transactions as they are occurring.

6. We have reviewed your response to prior comment nine from our letter dated October 19, 2007. Please tell us whether your contemporaneous records also include hedge documentation which clearly describes the way intra-layers would be unwound in the event of a failed forecasted transaction within the intra-layers.

7. We have reviewed your response to prior comment eleven from our letter dated October 19, 2007. We note the quantitative work performed to confirm the validity of the qualitative comparison. Please tell us when these procedures were conducted.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Note 3 – Fair Value Measurement
Transition, page 77

8. We have reviewed your response to prior comment twelve from our letter dated October 19, 2007 regarding your methodology to determine the fair value of your private equity portfolio. The determination of fair value requires the application of judgment and it is your responsibility to determine that, in the aggregate, the fair value determination arrived at for your private equity portfolio results in a reasonable approximation of fair value. To the extent material, you should consider expanding your discussion of private equity investments in the critical accounting estimates section of MD&A or in your Fair Value Measurements footnote to disclose in more detail the methodologies being used as well as any valuation adjustments taken across your portfolio of private equity investments.

Form 10-Q for Fiscal Quarter Ended September 30, 2007
Management's Discussion and Analysis
Consolidated Results of Operations
Total Net Revenue, page 9

9. We note your disclosure on page 10 and similar disclosure in the table footnote at the bottom of page 17, that net interest income rose from the third quarter of 2006 in part due to a shift of interest expense to principal transactions revenue (related to certain IB structured notes to which fair value accounting was elected in connection with the adoption of SFAS 159). In order to allow an investor to fully understand the impact of excluding interest expense related to the IB structured notes from net interest income, please consider disclosing the approximate amount of interest expense that is excluded from net interest income on these notes in your future filings, along with the assumptions used in arriving at this amount.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant